Exhibit 99.1

RADCOM Reports Second Quarter 2019 Results

-  Second quarter revenues of $8.5 million

-  Selected by Rakuten Mobile to assure the world’s first fully virtualized cloud-native mobile network

-  Cash, cash equivalents and short-term bank deposits of $58.6 million and no debt

-  Increasing 2019 revenue guidance range to $30-$33 million

TEL AVIV, Israel, Aug. 12, 2019 /PRNewswire/ -- RADCOM Ltd. (Nasdaq: RDCM) today reported its financial results for the second quarter ended June 30, 2019.

“We are pleased with our new strategic customer, Rakuten Mobile, and the multi-year agreement signed with this innovative operator in Japan. This agreement already impacted our revenues in the second quarter, and we are delighted with the progress already made on this pioneering project,” commented Mr. Yaron Ravkaie, RADCOM’s CEO. “Rakuten chose RADCOM because of our deep NFV expertise, our on-going work, and partnership with AT&T and our advanced, cutting-edge virtual technology. This strong vote of confidence in our technology further cements our position as the leading, most advanced NFV assurance vendor for operators transitioning to NFV and planning their 5G rollouts.”

Second Quarter 2019 Financial Highlights:

●	Revenues: Total revenues for the second quarter were $8.5 million, down 20% compared to $10.6 million in the second quarter of 2018.

●	Net Income (loss): GAAP net loss for the period was $(0.9) million, or $(0.07) per diluted share, compared to GAAP net income of $0.8 million, or $0.05 per diluted share for the second quarter of 2018.

●	Non-GAAP Net Income (loss): Non-GAAP net loss for the period was $(0.4) million, or $(0.03) per diluted share, compared to non-GAAP net income of $1.4 million, or $0.10 per diluted share for the second quarter of 2018.

●	Balance sheet: As of June 30, 2019, the Company had cash and cash equivalents and short-term bank deposits of $58.6 million and no debt.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 AM Eastern Daylight Time (3:00 PM Israel Daylight Time) to discuss the results and to answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-888- 668-9141
From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from August 13th on RADCOM’s website.

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in cloud-native Network Intelligence for telecom operators transitioning to SDN/NFV. Providing a critical first step in an operator’s NFV transformation, RADCOM’s Network Intelligence delivers end-to-end network visibility from virtual tapping point to network insights. Comprised of RADCOM Service Assurance, RADCOM Network Visibility, and RADCOM Network Insights, RADCOM’s Network Intelligence portfolio provides operators with complete visibility across their virtual and hybrid networks. RADCOM Network Intelligence is automated, cost-efficient, and provides on-demand functionality that is specifically designed for the needs of telecom operators. RADCOM specializes in assuring next-generation, high capacity networks, including LTE, Advanced-LTE, 5G, IMS, SDN/NFV, and others. For more information on how to RADCOMize your network, today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,” “may,” “might,” “predict,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its continued investment in technology, the expected role of NFV and the Company’s solutions in 5G networks, transition to NFV and adoption of 5G, the success of the engagement with Rakuten Mobile, the Company’s market position, and its revenue guidance, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018

Revenues	$8,546	$10,639	$14,592	$21,542
Cost of revenues	2,154	2,877	3,991	5,767
Gross profit	6,392	7,762	10,601	15,775
Research and development, gross	4,577	3,752	9,222	7,496
Less - royalty-bearing participation	412	754	816	754
Research and development, net	4,165	2,998	8,406	6,742
Sales and marketing	2,617	3,084	5,063	6,324
General and administrative	850	992	1,647	1,990
Total operating expenses	7,632	7,074	15,116	15,056
Operating income (loss)	(1,240)	688	(4,515)	719
Financial income, net	341	71	481	373
Income (loss) before taxes on income	(899)	759	(4,034)	1,092
Taxes on income	(37)	(2)	(46)	(13)

Net income (loss)	$(936)	$757	$(4,080)	$1,079

Basic net income (loss) per ordinary share	$(0.07)	$0.06	$(0.30)	$0.08
Diluted net income (loss) per ordinary share	$(0.07)	$0.05	$(0.30)	$0.08
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	13,762,795	13,600,323	13,756,198	13,549,494
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	13,762,795	13,849,488	13,756,198	13,817,995

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
GAAP gross profit	$6,392	$7,762	$10,601	$15,775
Stock-based compensation	66	37	95	77
Non-GAAP gross profit	$6,458	$7,799	$10,696	$15,852
GAAP research and development, net	$4,165	$2,998	$8,406	$6,742
Stock-based compensation	179	203	357	411
Non-GAAP research and development, net	$3,986	$2,795	$8,049	$6,331
GAAP sales and marketing	$2,617	$3,084	$5,063	$6,324
Stock-based compensation	184	233	330	462
Non-GAAP sales and marketing	$2,433	$2,851	$4,733	$5,862
GAAP general and administrative	$850	$992	$1,647	$1,990
Stock-based compensation	96	193	183	392
Non-GAAP general and administrative	$754	$799	$1,464	$1,598
GAAP total operating expenses	$7,632	$7,074	$15,116	$15,056
Stock-based compensation	459	629	870	1,265
Non-GAAP total operating expenses	$7,173	$6,445	$14,246	$13,791
GAAP operating income (loss)	$(1,240)	$688	$(4,515)	$719
Stock-based compensation	525	666	965	1,342
Non-GAAP operating income (loss)	$(715)	$1,354	$(3,550)	$2,061
GAAP income (loss) before taxes on income	$(899)	$759	$(4,034)	$1,092
Stock-based compensation	525	666	965	1,342
Non-GAAP income (loss) before taxes on income	$(374)	$1,425	$(3,069)	$2,434
GAAP net income (loss)	$(936)	$757	$(4,080)	$1,079
Stock-based compensation	525	666	965	1,342
Non-GAAP net income (loss)	$(411)	$1,423	$(3,115)	$2,421
GAAP net income (loss) per diluted share	$(0.07)	$0.05	$(0.30)	$0.08
Stock-based compensation	0.04	0.05	0.07	0.10
Non-GAAP net income (loss) per diluted share	$(0.03)	$0.10	$(0.23)	$0.18
Weighted average number of shares used to compute diluted net income (loss) per share	13,762,795	13,849,488	13,756,198	13,817,995

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	June 30,	December 31,
	2019	2018
	(unaudited)
Current Assets
Cash and cash equivalents	$11,260	$61,988
Short-term bank deposits	47,367	-
Trade receivables, net	21,957	20,381
Inventories	702	251
Other receivables	1,564	1,766

Total Current Assets	82,850	84,386
Severance pay fund	3,199	2,967
Other long-term receivables	2,391	346
Property and equipment, net	1,738	1,832
Operating lease right-of-use assets	6,147	-

Total Assets	$96,325	$89,531

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$1,765	$1,559
Deferred revenues	888	266
Employee and payroll accruals	3,559	3,420
Operating lease liabilities	1,176	-
Other payables and accrued expenses	3,228	2,281

Total Current Liabilities	10,616	7,526

Long-Term Liabilities
Deferred revenues	206	100
Accrued severance pay	3,762	3,425
Operating lease liabilities	5,236	-
Other long-term liabilities	1,150	-

Total Long-Term Liabilities	10,354	3,525

Total Liabilities	$20,970	$11,051

Shareholders’ Equity
Share capital	$645	$643
Additional paid-in capital	136,702	135,730
Accumulated other comprehensive loss	(2,631)	(2,612)
Accumulated deficit	(59,361)	(55,281)

Total Shareholders’ Equity	75,355	78,480

Total Liabilities and Shareholders’ Equity	$96,325	$89,531

For all investor enquiries, please contact:

Investor Relations:
Miri Segal
MS-IR LLC
917-607-8654
msegal@ms-ir.com

Company Contact:
Amir Hai
CFO
+972-77-774-5011
amir.hai@radcom.com

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